UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Critical Path Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

May 27, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 22674V100

1.	Name of Reporting Person CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 168,925,657 (including shares disclaimed, see 11 below)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 168,925,657 (including shares disclaimed, see 11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

168,925,657, of which Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of 9,676,739 shares beneficially owned by Hutchison Whampoa Limited and Cenwell Limited.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.3%
14.	Type of Reporting Person HC, CO

SCHEDULE 13D CUSIP No. 22674V100

1.	Name of Reporting Person CAMPINA ENTERPRISES LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 159,248,918
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 159,248,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,248,918
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Amendment No. 10 amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed with the Securities and Exchange Commission (the “SEC”) by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the common stock of the Company, as subsequently amended and restated in its entirety by Amendment 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendments 2, 3, 4, 5, 6, 7, 8 and 9 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004, January 3, 2005, December 20, 2006, October 18, 2007, December 11, 2007, February 26, 2008 and May 5, 2008, respectively (together, the “Prior 13D Filings”). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Prior 13D Filings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

As more fully described in Item 6 below, the funds used to purchase the shares of Common Stock acquired by Campina pursuant to the Stock Purchase Agreement (as defined in Item 6) were provided by Cheung Kong from working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

See Item 6 for a description of the private purchase of shares of Common Stock of the Company on May 27, 2008 by Campina pursuant to the Stock Purchase Agreement (the “Private Purchase”), which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The first two paragraphs of subsection (a) – (b) of Item 5 and are hereby amended and replaced in their entirety with the following two paragraphs and the subsection (c) is amended by inserting the subsequent paragraph at the end thereof:

(a) – (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 159,248,918 shares of Common Stock. Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.9% of the issued shares of Hutchison Whampoa Limited (“Hutchison”), may be deemed to share voting and dispositive power over the 9,676,739 shares of Common Stock beneficially owned by Hutchison and Cenwell. This aggregate beneficial ownership of 168,925,657 shares of Common Stock represents 40.3% of the Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Hutchison and Cenwell, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 159,248,918 shares of Common Stock representing 38.0% of the Common Stock. Campina has shared power over the voting and disposition of such securities.

(c) See Item 6 for a description of the Private Purchase, which is incorporated by reference herein. In the Private Purchase, Campina purchased an aggregate amount of 1,027,059 shares of Common Stock at a purchase price per share of $0.102, for a total purchase price of $104,760.02.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

On May 27, 2008, Campina, GAP 74, GapStar, GAPCO and KG (collectively, the “Purchasers”), David M. Seldin, MBCP Peerlogic LLC, Michael G. Jesselson, Michael G. Jesselson 4/8/71 Trust, Michael G. Jesselson 12/18/80 Trust, Estate of Erica Jesselson and Jays Twelve LLC (collectively, the “Sellers”) and the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) in connection with the Private Purchase, whereby the Purchasers purchased 2,054,118 shares of Common Stock of the Company from the Sellers in a private transaction for an aggregate purchase price of $209,520.04. The number of shares of Common Stock purchased by Campina and the purchase price therefor are set forth in Item 5(c).

A copy of the Stock Purchase Agreement is filed herewith as Exhibit 99.1.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:	Stock Purchase Agreement, dated as of May 27, 2008, by and among General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, David M. Seldin, MBCP Peerlogic LLC, Michael G. Jesselson, Michael G. Jesselson 4/8/71 Trust, Michael G. Jesselson 12/18/80 Trust, Estate of Erica Jesselson, Jays Twelve LLC and Critical Path, Inc.(1)

(1)	Incorporated by reference into this Statement on Schedule 13D from the Statement on Schedule 13D of General Atlantic LLC, filed with the SEC on May 29, 2008.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008

CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director